October 6, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Cara Wirth

Re:	Hawks Acquisition Corp Registration Statement on Form S-1, as amended (File No. 333-258264)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BTIG, LLC and Mizuho Securities USA LLC, as representatives of the underwriters, hereby join Hawks Acquisition Corp in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-258264) (the “Registration Statement”) to become effective on October 7, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BTIG, LLC

By:	/s/ Gil Ottensoser
Name: Gil Ottensoser
Title: Managing Director

MIZUHO SECURITIES USA LLC

By:	/s/ Andy Laszlo
Name: Andy Laszlo
Title: Managing Director

cc:	Gregory Rodgers, Latham & Watkins LLP Ryan Maierson, Latham & Watkins LLP

Hawks Acquisition Corp – Underwriter’s Acceleration Request Letter